Mail Stop 4561

November 20, 2008

Mr. Kerry W. Boekelheide
Chief Executive Officer
Summit Hotel Properties, LLC
2701 South Minnesota Avenue, Suite 6
Sioux Falls, SD 57105

> **Re:** **Summit Hotel Properties, LLC**
> **Item 4.01 Form 8-K**
> **Filed November 4, 2008, as amended November 20, 2008**
> **File No. 0-51955**

Dear Mr. Boekelheide:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jonathan Wiggins
Staff Accountant